UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Garrett Motion Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

366505105
(CUSIP Number)

Daniel Altabef Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 366505105	SCHEDULE 13D	Page 2 of 11

CUSIP No.	366505105

1.	NAME OF REPORTING PERSON Whitebox Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 366505105	SCHEDULE 13D	Page 3 of 11

CUSIP No.	366505105

1.	NAME OF REPORTING PERSON Whitebox General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 366505105	SCHEDULE 13D	Page 4 of 11

CUSIP No.	366505105

1.	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 366505105	SCHEDULE 13D	Page 5 of 11

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Garrett Motion Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is La Pièce 16, Rolle, Switzerland, 1180.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”), (iii) Whitebox Multi-Strategy Partners, LP, a Cayman Islands exempted limited partnership ("WMP"), and (iv) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address for WMP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds, including WMP.

WB GP serves as general partner of private investment funds, including WMP.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of the Common Stock held by the Reporting Person was the general working capital of WMP.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 9, 2021, the Issuer and its affiliated Debtors entered into a Second Amended and Restated Plan Support Agreement (including all exhibits and schedules attached thereto, the “Second Amended Plan Support Agreement”) with the Plan Sponsors, Honeywell, and the Additional Investors (each as defined therein), setting forth the terms by which the foregoing parties committed to provide capital to and/or support the Issuer in connection with its plan of reorganization. The Second Amended Plan Support Agreement amended and restated the Amended Plan Support Agreement, entered into by the Debtors, the Plan Sponsors, Honeywell, the Additional Investors, the Initial Consenting Noteholders (as defined in the Second Amended Plan Support Agreement), and the Initial Consenting Lenders (as defined in the Second Amended Plan Support Agreement) on February 15, 2021 and terminated the Equity Backstop Commitment Agreement, entered into by the Debtors, the Plan Sponsors, and certain of the Additional Investors on January 22, 2021 (the “Original BCA”) and certain equity commitment letters previously provided by the Additional Investors to the Debtors. The foregoing description of the Second Amended Plan Support Agreement is qualified in its entirety by the terms and conditions of the Second Amended Plan Support Agreement which is filed as Exhibit 13 hereto and incorporated herein by reference.

CUSIP No. 366505105	SCHEDULE 13D	Page 6 of 11

On the same day, the Issuer and the other Debtors (as defined therein) entered into a Replacement Equity Backstop Commitment Agreement (the “Replacement BCA”) with the Equity Backstop Parties (as defined therein), setting forth the terms by which the Equity Backstop Parties committed to participate in a rights offering to provide capital to the Debtors in connection with the Debtors’ plan of reorganization. The Replacement BCA replaced the Original BCA and supplements the Second Amended and Restated Plan Support Agreement. The foregoing description of the Replacement BCA is qualified in its entirety by the terms and conditions of the Replacement BCA which is filed as Exhibit 14 hereto and incorporated herein by reference.

The Additional Investors by themselves or with the Plan Sponsors, Honeywell and the Initial Consenting Noteholders (to the extent they own Common Stock) may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. This filing should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Section 13(d) of the Exchange Act. The Reporting Persons anticipate that the Plan Sponsors, Honeywell, the Additional Investors and the Initial Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act, and any amendments thereto, containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. As of the date of this Amendment No. 7, based on information provided by the Plan Sponsors, Honeywell, the other Additional Investors and the Consenting Noteholders, the Reporting Persons believe that the Plan Sponsors, Honeywell, the Additional Investors and the Consenting Noteholders beneficially own in the aggregate 57.4% of the 75,813,634 Common Stock outstanding as of February 4, 2021, as reported by the Issuer in its Form 10-K filed on February 16, 2021.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon a total of 75,813,634 shares of Common Stock outstanding as of February 4, 2021, as reported by the Issuer in its Form 10-K filed on February 16, 2021.

As of the date hereof, WA may be deemed to be the beneficial owner of 750,000 shares of Common Stock, constituting 1.0% of the Issuer’s shares of Common Stock.

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 750,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 750,000 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 750,000 shares of Common Stock, constituting 1.0% of the Issuer’s shares of Common Stock.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 750,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 750,000 shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 750,000 shares of Common Stock, constituting 1.0% of the Issuer’s shares of Common Stock.

WMP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 750,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 750,000 shares.

(c) No transactions in the shares of Common Stock by the Reporting Persons have been effected since the last Schedule 13D filed by the Reporting Persons.

(d) The shares of Common Stock are directly owned by WMP and may be deemed to be beneficially owned by WA by virtue of its role as the investment manager of WMP and WB GP by virtue of its role as the general partner of WMP.

(e) Not applicable.

CUSIP No. 366505105	SCHEDULE 13D	Page 7 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on March 11, 2021 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated March 11, 2021, between Whitebox Advisors LLC and Whitebox General Partner LLC.
Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit 3:	Board Members of Whitebox General Partner LLC
Exhibit 13:	Second Amended and Restated Plan Support Agreement, dated March 9, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to Garrett Motion Inc.’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2021).
Exhibit 14:	Replacement Equity Backstop Commitment Agreement, dated March 9, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.2 to Garrett Motion Inc.’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2021).

CUSIP No. 366505105	SCHEDULE 13D	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2021

Whitebox Advisors LLC

By	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, L.P.

By: Whitebox General Partner LLC

By	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

CUSIP No. 366505105	SCHEDULE 13D	Page 9 of 11

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Garrett Motion Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: March 11, 2021

Whitebox Advisors LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, L.P.

By: Whitebox General Partner LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

CUSIP No. 366505105	SCHEDULE 13D	Page 10 of 11

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit and Board member Whitebox Advisors LLC	USA
Muqu Karim	280 Park Ave Suite 43W New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA

CUSIP No. 366505105	SCHEDULE 13D	Page 11 of 11

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit Whitebox Advisors LLC	USA